Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2025

Assets		
Cash	$	119,436
Commissions receivable		107,829
Cash deposit with clearing broker		101,837
Due from related parties, net of $112,892 allowance		770,943
Deferred tax asset		42,381
Total Assets	$	1,142,426
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	23,817
Income tax payable		14,317
Due to related party		4,400
Total Liabilities		42,534
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		818,105
Total Stockholder's Equity		1,099,892
Total Liabilities and Stockholder's Equity	$	1,142,426